As filed with the U.S. Securities and Exchange Commission on December 30, 2003
                                                          Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                                 VOLKSWAGEN A.G.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                         The Federal Republic of Germany
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                   1 Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944

   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                           Volkswagen of North America
                             Attention: Frank Witter
                                3800 Hamlin Road
                          Auburn Hills, Michigan 48326
                                 (800) 822-8987
   (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600

         It is proposed that this filing become effective under Rule 466

             [X] immediately upon filing     [ ] on [date] at [time]


If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                                     CALCULATION OF REGISTRATION FEE
==============================================================================================================================
            Title of each class of                  Amount          Proposed maximum       Proposed maximum       Amount of
         Securities to be registered           to be registered    aggregate price per   aggregateg offering  registration fee
                                                                          unit (1)             price (2)
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by          250,000,000             $5.00               $12,500,000             $1012
American Depositary Reciepts, each five           American
American Depositary Share representing one       Depositary
bearer share                                        Share
==============================================================================================================================

(1)   Each Unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to exhibit (a) to Registration Statement No. 333-9100 which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
---------------------------------------------------------------        --------------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity               Face of American Depositary Receipt, top center
      of deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented               Face of American Depositary Receipt, upper right
              by one unit of American Depositary Shares                corner

      (ii)    Procedure for voting, if any, the deposited              Paragraph (13)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (11)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (10) and (15)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (7) and (11)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (3), (7), (11) and (14)
              dividends, splits or plans or reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (19) and (20)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (15)
              transfer books of the Depositary and the list
              of Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the                     Paragraph (17)
              Depositary

(3)   Fees and Charges                                                 Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
---------------------------------------------------------------        --------------------------------------------------
(a)      Statement that Volkswagen A.G. furnishes the                  Paragraph (10)
         Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports can
         be inspected by holders of American Depositary
         Receipts and copied at public reference facilities
         maintained by the Commission in Washington,
         D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a) Form of Deposit Agreement. Deposit Agreement dated as of March 1, 1990 among Volkswagen AG, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement No. 333-9100 which is incorporated herein by reference.

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e) Certification under Rule 466. Filed herewith as Exhibit (e).

     (f) Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 29, 2003.

                                        Legal entity created by the form of
                                        Deposit Agreement for the issuance of
                                        ADRs evidencing American Depositary
                                        Shares

                                        By:   JPMORGAN CHASE BANK, as Depositary



                                        By:       /s/ Joseph M. Leinhauser
                                               ---------------------------------
                                        Name:    Joseph M. Leinhauser
                                        Title:   Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Volkswagen A.G. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 3, 2003.


                                           VOLKSWAGEN A.G.


                                           By:    /s/ Prof. Dr. Rutbert Reisch
                                                  ------------------------------
                                           Name:  Prof. Dr. Rutbert Reisch
                                           Title: Chief Financial Officer


                                           By:    /s/ Michael Ganninger
                                                  ------------------------------
                                           Name:  Michael Ganninger
                                           Title: General Counsel


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Professor Dr. Rutbert REISCH and Michael GANNINGER, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of December 3, 2003.

             Name                                             Title
             ----                                             -----
             /s/ Dr. Bernd Pischetsrieder                     Chairman, Chief Executive Officer
             ----------------------------                     and Member of the Board of
             Dr. Bernd Pischetsrieder                         Management


             /s/ Dr. Peter Hartz                              Direktor and Member of the Board of
             ----------------------------                     Management
             Dr. Peter Hartz

             Name                                             Title
             ----                                             -----
             /s/ Dr. Jens Neumann                             Direktor and Member of the Board of
             ------------------------------                   Management
             Dr. Jens Neumann


             /s/ Hans Dieter Potsch                           Direktor and Member of the Board of
             ----------------------------                     Management
             Hans Dieter Potsch


             /s/ Dr. Folker Weissgerber                       Direktor and Member of the Board of
             ------------------------------                   Management
             Dr. Folker Weissgerber


             /s/ Prof. Dr. Rutbert Reisch                     Chief Financial Officer
             ------------------------------
             Prof. Dr. Rutbert Reisch


             /s/ Frank Witter                                 Authorized Representative in the
             ------------------------------                   United States
             Frank Witter

                                            INDEX TO EXHIBITS

  Exhibit                                                                         Sequentially
  Number                                                                          Numbered Page
  ------                                                                          -------------
(d)          Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
             Depositary, as to the legality of the securities to be registered

(e)          Rule 466 Certification